Form 10-K405, Exhibit 13
MICROPOLIS CORP
filed 1995-03-30
CIK 718865

                                                                    EXHIBIT 13.1
                            MICROPOLIS CORPORATION
                         ANNUAL REPORT TO SHAREHOLDERS

                     Selected Consolidated Financial Data

===========================================================================================================
                                                                 Fiscal Year Ended

                                  December 30,    December 31,    December 25,    December 27,  December 28,
                                     1994            1993            1992            1991          1990
-----------------------------------------------------------------------------------------------------------
                                                    (In thousands, except per share amounts)
Statement of operations data
Net sales                          $346,314        $382,926        $396,579        $350,875        $380,572
  Cost of sales                     286,856         315,436         306,482         285,555         315,785
-----------------------------------------------------------------------------------------------------------
Gross profit                         59,458          67,490          90,097          65,320          64,787
  Operating expenses:
    Research and development         43,648          36,112          27,868          24,065          20,342
    Selling, general and
     administrative                  43,500          41,906          38,656          33,258          29,348
    Restructuring charge                --            5,496             --              --              --
-----------------------------------------------------------------------------------------------------------
  Total operating expenses           87,148          83,514          66,524          57,323          49,690
-----------------------------------------------------------------------------------------------------------
Income (loss) from operations       (27,690)        (16,024)         23,573           7,997          15,097
  Other expense, net                  2,985           3,888           2,683           3,504           6,452
-----------------------------------------------------------------------------------------------------------
Income (loss) before income
 taxes                              (30,675)        (19,912)         20,890           4,493           8,645
  Provision for income taxes            --                4           1,333             150             719
-----------------------------------------------------------------------------------------------------------
Net income (loss)(1)               $(30,675)       $(19,916)       $ 19,557        $  4,343        $  7,926
===========================================================================================================
Earnings (loss) per share(1)       $  (2.03)       $  (1.34)       $   1.33        $    .32        $    .68
===========================================================================================================
Weighted average common and
 common equivalent shares
 outstanding                         15,100          14,835          14,720          13,674          11,626
===========================================================================================================
Balance sheet data

Working capital                    $121,022        $144,423        $163,394        $141,850        $101,628
Total assets                        233,915         250,429         259,624         244,909         217,165
Long term debt (6% Convertible
 Subordinated Debentures
 due 2012)                           75,000          75,000          75,000          75,000          75,000
Shareholders' equity                 89,630         118,356         136,257         114,629          80,139
===========================================================================================================

(1) Income from the Company's Singapore and Thailand operations is exempt from income taxes in those countries through 2004 (previously August 1999) and December 1993, respectively. The effects on net income (loss) and earnings (loss) per share of the income tax exemptions in Singapore and Thailand as compared to income taxes at the maximum statutory rates were approximately $7,401 and $.49 in fiscal 1994, $4,800 and $.33 in fiscal 1993, $12,879 and $.87 in fiscal 1992, $11,047 and $.81 in fiscal 1991 and
    $9,984 and $.86 in fiscal 1990, respectively. However, the aforementioned aggregate and per share effects are not necessarily indicative of the Company's consolidated incremental tax liability in the absence of such tax holidays either historically or upon termination of holiday status in 2004 and 1993 (see Notes 1 and 2 to the Company's Consolidated Financial Statements). The expiration of the tax holiday in Thailand did not have a material effect on the results of operations in 1994.
================================================================================

Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS
Fiscal 1994 Compared to Fiscal 1993

Net sales decreased by 10.5% to $346.3 million in 1994 as compared to $382.9 million in 1993. OEM revenues declined substantially in 1994 as a result of a decrease in shipments in the Company's 5-1/4-inch 3600 rpm drives and the 3-1/2-inch 5400 rpm 1 gigabyte (GB) drives. The decline in OEM sales was only partially offset by increases in the Company's Storage Systems Division (SSD) and Video Systems Division. The increase in SSD sales was primarily the result of an increase in shipments of the 3-1/2-inch, 1 inch high 1 GB drive, 1.7 GB full height drives and storage subsystems. The increase in the Video Systems Division, which had no sales in 1993, came primarily in the second half of 1994 and related to shipments of the AV Server 100. Lower AV Server sales are expected in the first quarter of 1995, as the Company's major end customer, now under new management, determines how to best exploit its significant technology lead. Backlog as of December 30, 1994 was $27.8 million, as compared to $29.2 million as of December 31, 1993.

Cost of sales as a percentage of sales was 82.8% in 1994, comparable to the 82.4% in 1993, resulting in gross margins of 17.2% (17.6% in 1993). Gross margins in the first three quarters of 1994 were adversely impacted by competitive pricing on the 1 GB, 1 inch high 3-1/2-inch drives. Margins increased substantially in the fourth quarter, to 26.5%, as a result of the increased shipments of the Company's Javelin class SuperCapacity drives and storage and video subsystems.

Research and development as a percentage of sales increased to 12.6% in 1994 as compared to 9.4% in 1993. The increase in spending of $7.5 million relates to increased research and development for high capacity 3-1/2-inch and 5-1/4-inch drives, subsystem products and development of new disk substrates at Tulip Memory Systems.

Selling, general and administrative expense increased to 12.6% in 1994 as compared to 10.9% in 1993. The increase in spending of $1.6 million relates primarily to increased sales and marketing costs in the Company's Storage Systems Division.

Interest expense was $5.1 million (1.5% of sales) in 1994 which is comparable to 1993. Interest income was $2.1 million in 1994 as compared to $2.3 million in 1993.

As a result of the above, the loss before income taxes was $30.7 million in 1994 versus a loss of $19.9 million in 1993. The Company provided for no income tax in 1994 versus $4,000 provided in 1993. The Company's income tax provision benefits from a tax holiday afforded the Company's Singapore operation, which remain in effect through August 2004 (previously 1999). The effect on net income and earnings per share of the income tax exemptions in Singapore as compared to income taxes at the maximum statutory rates for 1994 and 1993, was approximately $7.4 million and $.49 and $4.8 million and $.33, respectively. Net loss was $30.7 million in 1994, as compared to net loss of $19.9 million in 1993.

During the first quarter of 1995, the Company faced an unanticipated shortfall in the demand in the distribution channel for its Capricorn 4 and Scorpio 9 disk drives. In addition, manufacturing issues relating to the Taurus 2 drive will adversely affect the sales of this drive in the first quarter. As a result, the Company now expects that its sales in the first and second quarters of 1995 will be down substantially from the levels recorded in the fourth quarter of 1994. The Company has initiated a number of programs to address this situation.

Fiscal 1993 Compared to Fiscal 1992

Net sales decreased 3.4% to $382.9 million in the fifty-three week year ended 1993, as compared to $396.6 million for the fifty-two week year ended 1992. The decrease in revenues was primarily attributable to a decrease in shipments of the Company's 1.6 gigabyte (GB) and below 5-1/4-inch drives, offset in part by an increase in shipments of the Company's 3-1/2-inch drives. In addition, the Company experienced significant price erosion for all of its drives during 1993. OEM revenues decreased by 12.4% in 1993 as compared to 1992, partially offset by a 9.5% increase in sales made by Storage Systems Division. Backlog as of December 31, 1993 was $29.2 million as compared to $38.5 million at December 25, 1992. The decline in backlog was primarily attributable to the OEM channel for 5-1/4-inch products with rotational speeds of 3600 rpm.

Cost of sales as a percent of sales increased to 82.4% as compared to 77.3% in 1992, resulting in gross margins of 17.6% in 1993 as compared to 22.7% in 1992. The decline in gross margins in 1993 was primarily attributable to significant price erosion for the Company's drives combined with a higher mix of 3-1/2-inch drives which carried lower margin than the 5-1/4-inch drives.

Research and development as a percent of sales increased to 9.4% in 1993 as compared to 7% in 1992. The increase in spending of $8.2 million related to the additional spending on 5-1/4-inch drives with capacities greater than 3.6 GB, and high capacity 3-1/2-inch products.

Selling, general and administrative expenses as a percent of sales was 10.9% in 1993 as compared to 9.7% in 1992. The increase in spending of $3.2 million related to additional spending on the Company's management information systems, and increased marketing and advertising expenses to support the increased sales volume in the Storage Systems Division.

In the third quarter of 1993, the Company recorded a restructuring charge of $5.5 million. This charge related primarily to separation costs recognized in connection with a reduction in workforce and a write-down of certain assets which were no longer in use due to changes in the Company's production requirements and new product specifications.

Interest expense was $5.1 million (1.3% of sales) in 1993, which was comparable to 1992. Interest income was $2.3 million in 1993, as compared to $2.4 million in 1992.

Other expenses of $1.1 million in 1993 represented losses recorded in connection with an investment in a start-up company.

As a result of the above, the loss before income taxes was $19.9 million in 1993 versus income of $20.9 million in 1992. The income tax provision was $4,000 in 1993 as compared to $1.3 million in 1992. The decrease in income taxes was primarily attributable to current year operating losses and in 1992 the Company's net operating loss carryforward for state income tax purposes was not available for use, but was available in 1993. The Company's income tax provision benefits from tax holidays afforded the Company's Singapore and Thailand operations, effective through August 2004 and December 1993, respectively. The effect on net income and earnings per share of the income tax exemptions in Singapore and Thailand, as compared to income taxes at the maximum statutory rates for 1993 and 1992, was approximately $4.8 million and $.33 and $12.9 million and $.87, respectively. In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS
109), "Accounting for Income Taxes." The adoption of SFAS 109 did not have a material effect on the Company's financial position or results of operations. Net loss was $19.9 million in 1993, as compared to net income of $19.6 million in 1992.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments decreased to $63.2 million at December 30, 1994 as compared to $86.8 million at December 31, 1993. Net cash used in operations of $5.8 million was primarily the result of the operating losses, offset by a decrease in inventories and an increase in accounts payable and accrued liabilities. Net cash used in investing activities, net of changes in short-term investments, was $19.4 million.

The Company's capital expenditures were $19.7 million in 1994. Capital expenditures were primarily for equipment and tooling to support new products. The Company announced in the fourth quarter of 1994 its intention to build a new manufacturing facility in Singapore to replace the current leased facility. The new facility is expected to be completed in 1996. The Company has obtained financing to fund the expenditures associated with the construction of the building. (See note 7 to the financial statements.) The Company anticipates that its capital spending in 1995, excluding the new facility, will be comparable to 1994.

In addition to the credit facility associated with the construction of the new plant, the Company has a $33 million credit facility. The availability under the facility is a function of the level of eligible receivables, and borrowings are secured by substantially all of the Company's assets.

The Company anticipates a substantial decrease in cash in early 1995 as a result of lower than expected revenues and operating losses. While the Company believes it has sufficient liquidity to meet its short term financial needs, should second quarter revenues prove to be significantly lower than curently anticipated, the Company may require additional financing. While the Company believes such financing could be obtained from its present lenders or other sources if needed, there can be no assurance as to the terms on which it would be available, if at all.

                     Consolidated Statements of Operations

=====================================================================================
                                                       Fiscal Year Ended
-------------------------------------------------------------------------------------
                                          December 30,    December 31,    December 25,
                                             1994            1993            1992
-------------------------------------------------------------------------------------
                                           (In thousands, except per share amounts)
Net sales                                 $346,314        $382,926        $396,579
Cost of sales                              286,856         315,436         306,482
-------------------------------------------------------------------------------------
Gross profit                                59,458          67,490          90,097
  Operating expenses:
    Research and development                43,648          36,112          27,868
    Selling, general and administrative     43,500          41,906          38,656
    Restructuring charge                       --            5,496             --
-------------------------------------------------------------------------------------
    Total operating expenses                87,148          83,514          66,524
-------------------------------------------------------------------------------------
Income (loss) from operations              (27,690)        (16,024)         23,573
-------------------------------------------------------------------------------------
  Interest income                            2,090           2,335           2,426
  Interest expense                          (5,075)         (5,093)         (5,109)
  Other expense                                --           (1,130)            --
-------------------------------------------------------------------------------------
Income (loss) before income taxes          (30,675)        (19,912)         20,890
-------------------------------------------------------------------------------------
Provision for income taxes                     --                4           1,333
-------------------------------------------------------------------------------------
Net income (loss)                         $(30,675)       $(19,916)        $19,557
=====================================================================================
Earnings (loss) per share                   $(2.03)         $(1.34)          $1.33
=====================================================================================
Weighted average common and common
  equivalent shares outstanding             15,100          14,835          14,720
=====================================================================================

                            See accompanying notes.

                          Consolidated Balance Sheets

========================================================================================
                                                      December 30,      December 31,
                                                          1994             1993
----------------------------------------------------------------------------------------
                                                 (In thousands, except per share amounts)
Assets
Current assets:
  Cash, cash equivalents and short-term
   investments                                          $63,216            $86,782
  Accounts receivable, less allowance for
   doubtful accounts and customer returns
   of $4,455 ($1,375 in 1993)                            61,724             48,231
  Inventories                                            56,746             59,677
  Other current assets                                    6,405              4,389
----------------------------------------------------------------------------------------
    Total current assets                                188,091            199,079

Property, plant and equipment, at cost:
  Land                                                    1,675              1,675
  Buildings and improvements                             22,246             23,096
  Machinery and equipment                                85,479             73,806
  Construction in progress                                3,524              3,872
----------------------------------------------------------------------------------------
                                                        112,924            102,449
  Less accumulated depreciation and amortization         68,672             53,969
----------------------------------------------------------------------------------------
                                                         44,252             48,480
Other assets                                              1,572              2,870
----------------------------------------------------------------------------------------
                                                       $233,915           $250,429
========================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                      $46,388            $36,959
  Other accrued liabilities                              20,681             17,697
----------------------------------------------------------------------------------------
Total current liabilities                                67,069             54,656
6% Convertible Subordinated Debentures due 2012          75,000             75,000
Deferred income taxes                                     2,216              2,417
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $1.00 par value; 2,000,000 shares
   authorized, none issued                                  --                 --
  Common stock, $1.00 par value, 50,000,000 shares
   authorized; 15,266,440 shares issued and
   outstanding (14,888,125 in 1993)                      15,266             14,888
  Additional paid-in capital                            108,863            107,292
----------------------------------------------------------------------------------------
Accumulated deficit                                     (34,499)            (3,824)
----------------------------------------------------------------------------------------
    Total shareholders' equity                           89,630            118,356
----------------------------------------------------------------------------------------
                                                       $233,915           $250,429
========================================================================================

                            See accompanying notes.

                     Consolidated Statements of Cash Flows

=====================================================================================
                                                      Fiscal Year Ended
-------------------------------------------------------------------------------------
                                         December 30,    December 31,    December 25,
                                            1994            1993            1992
-------------------------------------------------------------------------------------
                                                       (In thousands)
Cash flows from operating activities:
  Net income (loss)                       $(30,675)       $(19,916)       $ 19,557
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation and amortization           23,932          25,364          21,963
    Deferred income taxes                     (201)         (3,000)            --
    (Gain) loss on disposition of
      property,  plant and equipment          (182)             54             (20)
    Increase (decrease) from changes in:
      Accounts receivable                  (13,493)          1,760             979
      Inventories                            2,931           5,934           8,523
      Other current assets                  (2,016)           (896)            397
      Accounts payable and other accrued
        liabilities                         12,644          12,240          (1,492)
      Other assets                           1,226            (432)           (561)
-------------------------------------------------------------------------------------
Net cash provided by (used in) operating
  activities                                (5,834)         21,108          49,346
-------------------------------------------------------------------------------------

Cash flows from investing activities:
  Proceeds from sale of unoccupied
    building                                   --              --            3,109
  Proceeds from sale of equipment              254              57              83
  Additions to property, plant and
    equipment                              (19,704)        (22,766)        (21,044)
  Net change in short-term investments      12,186           1,826         (39,508)
-------------------------------------------------------------------------------------
Net cash used in investing activities       (7,264)        (20,883)        (57,360)
-------------------------------------------------------------------------------------
Cash flows from financing activities:
  Decrease in notes payable                    --              --           (4,916)
  Proceeds from sale of common stock, net    1,949           2,015           2,071
  Payment on capital lease obligation         (231)           (534)           (505)
-------------------------------------------------------------------------------------
Net cash provided by (used in) financing
  activities                                 1,718           1,481          (3,350)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and
  equivalents                              (11,380)          1,706         (11,364)
Cash and equivalents at beginning of
  period                                    49,100          47,394          58,758
-------------------------------------------------------------------------------------
Cash and equivalents at end of period       37,720          49,100          47,394
Short term investments                      25,496          37,682          39,508
-------------------------------------------------------------------------------------
Total cash, cash equivalents and
  short-term investments                  $ 63,216        $ 86,782        $ 86,902
=====================================================================================
Supplemental cash flow information:
  Interest payments                       $  5,076        $  4,821        $  5,052
  Tax payments                            $  2,964        $    278        $  1,311
=====================================================================================

                            See accompanying notes.

                Consolidated Statements of Shareholders' Equity
                  For the three years ended December 30, 1994

================================================================================================================
                                        Number                        Additional         Retained
                                       of common       Common          paid-in           earnings
                                        shares          stock          capital           (deficit)       Total
----------------------------------------------------------------------------------------------------------------
                                                                    (In thousands)
Balances at December 27, 1991           14,219         $14,219        $103,875         $ (3,465)        $114,629
  Common stock sold for cash               313             313           1,758              --             2,071
  Net Income                               --              --              --            19,557           19,557
----------------------------------------------------------------------------------------------------------------
Balances at December 25, 1992           14,532          14,532         105,633           16,092          136,257
  Common stock sold for cash               356             356           1,659              --             2,015
  Net Loss                                 --              --              --           (19,916)         (19,916)
----------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993           14,888          14,888         107,292           (3,824)         118,356
  Common stock sold for cash               378             378           1,571              --             1,949
  Net Loss                                 --              --              --           (30,675)         (30,675)
----------------------------------------------------------------------------------------------------------------
Balances at December 30, 1994           15,266         $15,266        $108,863         $(34,499)        $ 89,630
================================================================================================================

                            See accompanying notes.

Notes to Consolidated Financial Statements
For the three years ended December 30, 1994

1. Summary of
significant
accounting policies
and business
information

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. Fiscal years 1994 and 1992 were fifty-two week years versus a fifty-three week 1993.

SALES

Micropolis is a leading designer and manufacturer of SuperCapacity(TM) disk drives, information storage and video systems. Its products are sold to OEMs and system integrators and through distributors and VARs. Sales, most of which are denominated in U.S. dollars, are recorded upon shipment. No customer accounted for more than 10% of total sales during 1994 and 1993 and sales to the largest customer amounted to 17.6% in 1992. No other customer accounted for more than 10% of total sales during 1992. The Company performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral from its customers.

FOREIGN EXCHANGE CONTRACTS

The functional currency of the Company's Singapore and Thailand subsidiaries is the U.S. dollar. The Company enters into foreign exchange contracts to minimize the effects of foreign currency fluctuations related to certain known local expenditures for operations and for the new facility being constructed in Singapore discussed in note 7. These foreign exchange contracts hedged approximately $19.9 million and $5.6 million of transaction exposures as of December 30, 1994 and December 31, 1993, respectively.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Short-term investments consist primarily of commercial paper, certificates of deposit, and U.S. government agency securities. These investments generally mature within six months and are carried at cost which approximates fair values.

INVENTORIES

Inventories are stated at the lower of standard cost, which approximates first-in, first-out, or market.

============================================================================
                                                    Dec. 30,        Dec. 31,
                                                      1994            1993
----------------------------------------------------------------------------
                                                        (In thousands)
Raw materials and purchased parts                   $18,634         $18,776
Work-in-process                                      20,771          22,245
Finished goods                                       17,341          18,656
----------------------------------------------------------------------------
                                                    $56,746         $59,677
============================================================================

DEPRECIATION AND AMORTIZATION

Depreciation and amortization are provided on the straight-line method over the estimated useful life of the assets or term of related lease, whichever is shorter; for buildings and improvements, 10 to 30 years; machinery and equipment, 3 to 5 years.

PRODUCT WARRANTY

The Company warrants its products against defect for periods varying from one to five years and provides for estimated future product warranty costs when products are shipped.

OTHER ACCRUED LIABILITIES

Other accrued liabilities are comprised of the following:

============================================================================
                                                    Dec. 30,        Dec. 31,
                                                      1994            1993
----------------------------------------------------------------------------
                                                        (In thousands)
Accrued salaries and wages                           $5,622          $4,936
Accrued warranty                                      8,614           5,553
Income taxes payable                                    243           3,206
Other                                                 6,202           4,002
----------------------------------------------------------------------------
                                                    $20,681         $17,697
============================================================================

RESTRUCTURING CHARGE

In the third quarter of 1993, the Company recorded a restructuring charge of $5.5 million. This charge related primarily to separation costs recognized in connection with a reduction in workforce and a write-down of certain assets which were no longer in use due to changes in the Company's production requirements and new product specifications. All related expenditures were completed in fiscal year 1994.

INCOME TAXES

The Company applies an asset and liability approach in accounting for income taxes. Federal taxes are not provided currently on undistributed foreign earnings since it is the Company's intention that these earnings be reinvested indefinitely in such subsidiaries, or remitted in a manner which will not result in a Federal tax liability.

PER SHARE INFORMATION

Earnings per share is computed by dividing net income by the weighted average number of shares of common stock and applicable common stock equivalents outstanding during the period. Primary and fully diluted earnings per share are the same.

===============================================================================
2. Income taxes

The provision (credit) for income taxes is composed of the following:

===============================================================================
                                                      Fiscal Year Ended
-------------------------------------------------------------------------------
                                                                       Deferred
                                                Liability Method        Method
                                              Dec. 30,    Dec. 31,     Dec. 25,
                                                1994        1993         1992
-------------------------------------------------------------------------------
                                                       (In thousands)
Current
  Federal                                     $ --         $(105)        $  --
  State                                         (52)          73          1,169
  Foreign                                        52           36            164
-------------------------------------------------------------------------------
Total                                         $ --         $   4         $1,333
===============================================================================

  Deferred income taxes result from differences in the timing of the recognition of expense and income items for tax and financial statement purposes. During 1993 $3,000,000 was reclassified from deferred income taxes to current income taxes payable for payments during 1994 for years covering 1986 through 1990.

  Deferred tax assets and liabilities are comprised of the following at December 30, 1994:

===============================================================================
                                                     Dec. 30,        Dec. 31,
                                                       1994            1993
-------------------------------------------------------------------------------
                                                          (In thousands)
Deferred tax asset:
  Reserves not currently tax deductible             $  4,639        $  2,160
  Other                                                  862             501
  State income taxes                                     --              888
  Excess of book over tax depreciation                 1,798           2,002
  Net operating loss                                  31,996          17,230
  Income tax credits                                   7,514           4,300
-------------------------------------------------------------------------------
    Total before valuation allowance                  46,809          27,081
  Valuation allowance                                (45,248)        (26,850)
-------------------------------------------------------------------------------
                                                       1,561             231
-------------------------------------------------------------------------------
Deferred tax liability:
  Reserves not currently tax deductible               (2,216)         (2,417)
  State income taxes                                  (1,327)            --
  Other                                                 (234)           (231)
-------------------------------------------------------------------------------
                                                      (3,777)         (2,648)
-------------------------------------------------------------------------------
  Deferred tax liability, net                       $ (2,216)       $ (2,417)
===============================================================================

  The Company has determined a valuation allowance is required for the deferred tax assets due to the uncertainty of ultimately realizing certain tax benefits. The change in the valuation allowance was a result of current year losses and settlement of prior year tax audits.

  The following table reconciles the provision for income taxes to the statutory federal income tax rate of 35% in 1994 and 1993, and 34% in 1992:

===============================================================================
                                      1994           1993            1992
-------------------------------------------------------------------------------
                                                 (In thousands)
Tax expense at statutory rate      $(10,736)       $(6,969)     $   7,103
Increases (decreases) related to:
  Losses without current income
   tax benefit                       13,267          1,510          1,535
  State income tax expense
   (benefit) net of federal
   income tax                           (34)            48            772
  Foreign operations                (10,234)        (5,090)       (13,517)
  Repatriation of foreign
   earnings                           7,700         10,500          5,440
  Other, net                             37              5            --
-------------------------------------------------------------------------------
                                   $      0        $     4      $   1,333
===============================================================================

  Income from the Company's Singapore and Thailand subsidiaries is exempt from income taxes in those countries through August 2004 (previously 1999) and December 1993, respectively. Income from these operations for the periods under exemption was $27,411,000 in 1994, $17,182,000 in 1993 and $40,620,000 in 1992.

  At December 30, 1994, foreign earnings of $76,599,000 have been retained indefinitely by subsidiary companies for reinvestment, on which no additional U.S. tax has been provided. If repatriated, additional taxes of approximately $24,634,000 on these earnings, net of available foreign tax credit carryforwards, would be due. The Company repatriated $22,201,000 in 1994, $30,000,000 in 1993 and $16,000,000 in 1992 from foreign subsidiaries by means of special dividends, which were offset by the Company's 1994, 1993 and 1992 domestic losses. A net operating loss of approximately $76,338,000 is available to be carried forward to the years 2004-2009. General business tax credit carryforwards of approximately $7,145,000, expiring between 2000 and 2008, are also available to reduce future federal income taxes.

===============================================================================

===============================================================================
3. Credit facility
agreement

In March of 1992, the Company entered into a $33 million credit facility agreement. The availability under the facility is primarily a function of the level of eligible accounts receivable and is secured by substantially all of the Company's assets. The amount available under the facility as of December 30, 1994 was $20.8 million (of which $2.8 million is reserved for outstanding standby letters of credit). The agreement has a term of three years, and requires specified levels of operating profits, working capital and tangible net worth. The borrowings under this agreement bear interest at the prime rate plus 1%. A fee of .5% is payable on the unused portion of the credit line. As of December 30, 1994, there were no amounts outstanding under the facility. The Company anticipates that it will renew its credit facility agreement during the first quarter of 1995.

===============================================================================
4. Lease commitments

Minimum annual lease commitments at December 30, 1994 under noncancellable operating leases, principally for operating facilities, are payable as follows:

===============================================================================
                                                                 (In thousands)
1995                                                                    $4,133
1996                                                                     2,519
1997                                                                     2,023
1998                                                                     1,367
1999                                                                     1,008
Thereafter                                                              18,351
-------------------------------------------------------------------------------
Total future minimum lease payments                                    $29,401
===============================================================================

Included in minimum annual lease commitments is a thirty-year ground lease for the new facility being constructed in Singapore as discussed in note 7.

Rent expense amounted to $4,182,000 in 1994, $4,643,000 in 1993 and
$4,173,000 in 1992.

===============================================================================
5. 6% Convertible
Subordinated
Debentures
due 2012

In March 1987, the Company issued $75,000,000 principal amount of 6% Convertible Subordinated Debentures due 2012. The Debentures are convertible into common stock at a price of $48.50 at any time prior to redemption or maturity. (1,546,000 shares of common stock have been reserved for issuance upon conversion). Mandatory annual sinking fund payments of 5% of the aggregate principal amount of the Debentures issued will be made on each March 15, commencing March 15, 1997. Mandatory annual sinking fund payments through 1999 are $3,750,000 in 1997, 1998 and 1999. Debentures converted to common stock or reacquired or otherwise redeemed by the Company may be used to reduce the amount of any sinking fund payment. The Debentures may be redeemed early, at the Company's option, upon the payment of a premium. The fair market value of these debentures, which are traded on the over-the-counter market, was approximately $46.5 million at December 30, 1994.

Interest on the debentures is payable semi-annually on March 15 and September 15. Interest expense amounted to $4,500,000 in 1994, 1993 and 1992.

===============================================================================

===============================================================================
6. Capital stock

Under the Company's various stock option plans, options may be granted at prices equal to fair market value at the date of grant. Options for key employees and officers generally become exercisable in equal annual amounts over five years commencing one year from the date of grant, and expire five years from the date of grant. Options for directors are exercisable over three years. At December 30, 1994, there were options for 692,771 shares available for future option grants. There are currently 431 employees participating in the various plans. Expiration dates for all options range from 1995 to 1999.

A summary of certain information with respect to options under the Plans follows:

===============================================================================
                                                  Fiscal Years Ended
-------------------------------------------------------------------------------
                                       Dec. 30,        Dec. 31,        Dec. 25,
                                         1994            1993            1992
-------------------------------------------------------------------------------
Options outstanding, beginning
 of year                              1,316,970       1,160,444       1,227,223
Options granted                         476,500         552,000         284,900
Options exercised                      (166,750)       (176,326)       (219,124)
Weighted average exercise price           $4.50           $5.72           $5.97
Options cancelled                      (361,250)       (219,148)       (132,555)
-------------------------------------------------------------------------------
Options outstanding, end of year      1,265,470       1,316,970       1,160,444
-------------------------------------------------------------------------------
Weighted average price                    $7.15           $7.15           $6.83
-------------------------------------------------------------------------------
Exercisable                             381,241         458,638         387,103
===============================================================================

  The Company also has an employee stock purchase plan under Section 423 of the Internal Revenue Code, with 1,400,000 shares of common stock authorized to be issued. All full time employees are eligible to participate through payroll deductions of up to 10% of their compensation. Participants may, at their option, purchase common stock from the Company at the lower of 85% of the fair market value of the common stock at either the beginning or end of each one year option period. During 1994, 207,845 shares were issued pursuant to this plan at a price of $5.66. During 1993, 178,898 shares were issued pursuant to this plan at a price of $5.42, and in 1992, 93,872 shares were issued pursuant to this plan at prices ranging from $6.69 to $8.29 per share. As of December 30, 1994, 525,943 shares were available for issuance under this plan.

  The Board of Directors of the Company declared a dividend distribution of one Right for each share of common stock of the Company outstanding at the close of business on June 2, 1989. When exercisable, each Right entitles the registered holder to purchase from the Company one share of common stock at a price of $40.00 per share, subject to adjustment. Initially, the Rights attach to all outstanding shares of common stock, and no separate Rights Certificates will be distributed. The Rights will become exercisable and will detach from the common stock in the event any individual or group acquires 20% or more of the Company's common stock, or announces a tender or exchange offer which, if consummated, would result in that person or group owning at least 30% of the Company's common stock. If an individual or group acquires 20% or more of the Company's common stock (except pursuant to certain cash tender offers for all of the Company's common stock), each Right will entitle the holder of a Right, other than Rights that are or were acquired or beneficially owned by the 20% stockholder (which rights will thereafter be void) to purchase, at the Right's then current exercise price, the Company's common stock in an amount having a market value equal to twice the exercise price. Similarly, with certain exceptions, if the Company merges or consolidates with or sells 20% or more of its assets or earning power to another person, each Right then will entitle the holder to purchase, at the Right's then current exercise price, the stock of the acquiring company in an amount having a market value equal to twice the exercise price. The Rights do not have voting or dividend rights, and, until they become exercisable, have no dilutive effect on the earnings of the Company. The Company may redeem the rights at $0.01 per Right at any time on or prior to the tenth day after acquisition by a person or group of 20% or more of the Company's outstanding common stock. The Rights will expire on May 18, 1999, unless earlier redeemed.

===============================================================================

7. Commitments and Contingencies

In the third quarter of 1992, the Company purchased an equity interest of approximately 27% in Tulip Memory Systems, Inc. (TMS), a start-up company formed to develop substrates which are to be used in the manufacture of computer disk drives. During 1994, the Company increased its ownership to approximately 60%, pending anticipated outside investment. Operating expenses attributable to TMS are included in the financial results of the Company. In connection with its original investment, Micropolis agreed to guarantee the obligations of TMS to pay the acquisition cost of equipment. As of December 30, 1994 the Company's guaranty obligation under the agreement was $2.0 million.

During the fourth quarter of 1994, the Company entered into agreements to construct a 302,000 usable square foot facility in Singapore for a cost of approximately $28 million. Development plans call for completion in June 1996, at which time the Company's operations in Singapore will move from their current leased facilities to the new factory. The Company has entered into a $27.5 million loan facility agreement with a bank for financing the factory. The facility consists of an $11 million term loan (Term Loan 1) and a $16.5 million loan (Term Loan 2). Term Loan 1 is due 7 years after the initial draw, bears interest at the Singapore Interbank Offered Rate (SIBOR) plus 0.65% and is collateralized by a standby letter of credit from another bank. The standby letter of credit is secured by a pledge of $12.2 million of the Company's short term investments and bears a fee of 1% per year. Term Loan 2 is payable semi-annually over 7 years beginning one year from the initial draw, bears interest at SIBOR plus 1.5%, and is collateralized by the new factory. No borrowings were outstanding under this facility as of December 30, 1994.

At December 30, 1994, the Company also had letters of credit outstanding totaling approximately $6 million, which guarantee various trade activities. These letters of credit are secured by pledges of cash.

In addition, the Company is involved in routine legal matters and contingencies in the ordinary course of business which management believes will not have a material effect upon the Company's financial position.

===============================================================================
8. Geographic
information

The following summarizes the Company's sales, income (loss) before income taxes, and assets by geographic area. The sales described below represent the geographic origination of such sales. Export sales (sales with destinations outside of North America), were approximately 31% of sales in 1994, 30% in 1993 and 31% in 1992.

===============================================================================
                                            Fiscal Years Ended
-------------------------------------------------------------------------------
                                         1994             1993           1992
                                              (In thousands)
Customer sales:
  Domestic                             $ 63,892         $128,781       $171,554
  Foreign                               282,422          254,145        225,025
Affiliate sales:
  Domestic                               49,851           55,006         52,283
  Foreign                               178,881          234,477        271,968
  Eliminations                         (228,732)        (289,483)      (324,251)
-------------------------------------------------------------------------------
                                       $346,314         $382,926       $396,579
===============================================================================
Income (loss) before income taxes:
  Domestic                             $(58,609)        $(34,425)      $(19,357)
  Foreign                                27,934           14,513         40,247
-------------------------------------------------------------------------------
                                       $(30,675)        $(19,912)      $ 20,890
===============================================================================
Assets:
  Domestic                             $ 66,063         $ 74,520       $ 86,897
  Foreign                               167,852          175,909        172,727
-------------------------------------------------------------------------------
                                       $233,915         $250,429       $259,624
===============================================================================

Sales to affiliates are at arms-length prices.

===============================================================================
9. Comparative
quarterly
financial
summary
(unaudited)

===============================================================================
                                          Quarters
                 --------------------------------------------------------------
Fiscal 1994        First      Second       Third        Fourth       Year
-------------------------------------------------------------------------------
                           (In thousands, except per share amounts)
Net sales         $83,658      $75,761      $79,285     $107,610    $346,314
Gross profit       12,296        7,245       11,446       28,471      59,458
Income (loss)
 before income
 taxes             (9,760)     (14,793)     (10,948)       4,826     (30,675)
Net income (loss)  (9,760)     (14,793)     (10,948)       4,826     (30,675)
Earnings (loss)
 per share           (.65)        (.99)        (.72)         .31       (2.03)
Price range per
 share            4-7/8-8-3/8  5-1/4-7-7/8  5-3/8-7-1/4  6-1/8-9-1/2
===============================================================================
                                          Quarters
                 --------------------------------------------------------------
Fiscal 1993        First      Second       Third        Fourth       Year
-------------------------------------------------------------------------------
                           (In thousands, except per share amounts)
Net sales         $94,558      $107,519     $90,478     $90,371     $382,926
Gross profit       20,966        17,841      13,917      14,766       67,490
Income (loss)
 before income
 taxes              1,471        (2,569)    (12,879)     (5,935)     (19,912)
Net income (loss)   1,457        (2,517)    (12,898)     (5,958)     (19,916)
Earnings (loss)
 per share            .10          (.17)       (.87)       (.40)       (1.34)
Price range per
 share            9-3/8-6-5/8     7-7/8-6       8-6       8-6-1/8
===============================================================================

  The price range per share, reflected in the above tables, sets forth the highest and lowest closing prices in each fiscal quarter dur ing 1994 and 1993, as reported by NASDAQ National Market System. No dividends have been declared by the Company during the five-year period ended December 30, 1994. Under the terms of the Company's $33 million loan agreement, it is prohibited from declaring or paying dividends without the prior consent of the lender. At December 30, 1994, there were 661 record holders of the Company's common stock.

Report of
Ernst & Young LLP,
Independent
Auditors

The Board of Directors and Shareholders
Micropolis Corporation

We have audited the accompanying consolidated balance sheets of Micropolis Corporation as of December 30, 1994 and December 31, 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micropolis Corporation at December 30, 1994 and December 31, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 1994, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
January 19, 1995